EXHIBIT 1
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FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - SEPTEMBER 11, 2003
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                  BAYTEX ENERGY TRUST ANNOUNCES APPOINTMENT OF
                             CHIEF FINANCIAL OFFICER


Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce the appointment of Daniel G. Belot as Vice President, Finance and Chief Financial Officer effective September 10, 2003.

Mr. Belot joins Baytex with over 18 years experience in both the oil and gas and financial services industries, most recently as Manager, Investor Relations for a senior conventional oil and gas income trust. Mr. Belot also has experience in corporate and investment banking roles serving the Calgary oil and gas industry.

Mr. Belot holds a Bachelor degree in economics from the University of Calgary. His community involvement includes serving as a member of the Board of Governors of the Glenblow Museum in Calgary and is a former President of the Glenbow Society. Mr. Belot is also a Senior Associate and Shareholder of the Calgary Exhibition and Stampede.

Mr. Belot will join the senior management team of Baytex Energy Trust and will oversee the corporate finance, accounting, information technology, treasury, investor relations and administrative functions.

For further information, please contact:

Ray Chan, President and C.E.O.
Telephone:  (403) 267-0715

Dan Belot, Vice President, Finance and C.F.O.
Telephone: (403) 267-0784